News Release

Kinross to acquire 100% interest in Lobo-Marte in Chile
from Teck and Anglo American

Adds attractive deposit in core operating region

TORONTO, Ontario – November 20, 2008 – Kinross Gold Corporation (“Kinross”) (TSX: K, NYSE: KGC) announced today that it has entered into separate agreements with Teck Cominco Limited (“Teck”) and certain subsidiaries of Anglo American plc (“Anglo”) pursuant to which Kinross will acquire a 100% interest in Minera Santa Rosa SCM (“Minera”) for an aggregate purchase price of approximately US$250 million, plus a royalty. Minera owns 100% of the Lobo-Marte gold project located in the Maricunga district of northern Chile, roughly midway between Kinross’ Maricunga and La Coipa mines.

“This acquisition is directly on our strategy of strengthening Kinross’ presence in our core operating regions and adds another attractive deposit to our development portfolio, while giving us access to a further 30,000 hectares for exploration in a highly prospective, mining-friendly district,” said Kinross President and CEO Tye W. Burt.

Kinross has entered into a binding letter of intent with Teck to acquire its 60% interest in Minera for approximately 5.6 million common shares of Kinross, plus a net cash payment of approximately US$40 million, and a 1.75% net smelter returns royalty on 60% of future production, payable to Teck when the gold price is US$760 per ounce or more.

Kinross has also entered into a share purchase agreement with Anglo to purchase its 40% interest in Minera for a cash purchase price of US$140 million. Teck’s 60-day right of first refusal on Anglo’s interest expired on November 18, 2008.

“This acquisition adds approximately 5.9 million ounces of resources to the front of our development pipeline,” Mr. Burt said. Teck, as manager of Minera, reported Indicated Resources of 97,680,000 tonnes grading 1.72 g/t gold (approximately 5.4 million ounces of gold) and Inferred Resources of 9,250,000 tonnes grading 1.56 g/t gold (approximately 0.5 million ounces of gold) at Lobo-Marte on a 100% basis as at December 31, 2007 (see page 75 of Teck 2007 Annual Report).

“The acquisition allows Kinross to further consolidate its presence in the Maricunga district of Chile, and offers potential synergies using existing administration and operations to advance the Lobo-Marte project,” said Mr. Burt. “There is also the potential to leverage Kinross’ experience in cold-weather, heap leach mining at altitude, and to improve project economics through various processing options, including the use of the existing La Coipa mill for processing Lobo-Marte ore.”

Kinross has completed due diligence on the project and plans to begin a development program in early 2009. Part of this work will involve drilling, design, engineering, metallurgical testing, and upgrading the current resource base to an NI 43-101 compliant reserve.

KINROSS GOLD CORPORATION	40 King St. West, 52nd Floor Toronto, Ontario, Canada M5H 3Y2	TEL: 416-365-5123 FAX: 416-363-6622 TOLL FREE: 866-561-3636	www.kinross.com

Kinross’ obligation to complete the transactions is subject to the satisfaction of certain customary conditions, including receipt of necessary consents and regulatory approvals. Kinross expects that it will complete the acquisition in December, 2008.

About Kinross

Kinross is a Canadian-based gold mining company with mines in the United States, Brazil, Russia and Chile, and employs approximately 5,000 people worldwide. Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: generating growth from core operations; expanding capacity for the future; attracting and retaining the best people in the industry; and driving new opportunities through exploration and acquisition. Kinross maintains listings on the Toronto Stock Exchange (symbol: K) and the New York Stock Exchange (symbol: KGC).

Media contact:	Investor relations contacts:
Steve Mitchell Vice-President, Corporate Communications (416) 365-2726	Erwyn Naidoo Vice-President, Investor Relations (416) 365-2744 Lisa Doddridge Director, Investor Relations (416) 369-6480

Cautionary Statement on Forward-looking Information

All statements, other than statements of historical fact, contained in this news release, including any information as to the future financial or operating performance of Kinross constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the “safe-harbour” provisions under the United States Private Securities Litigation Reform Act of 1995 and are based on the expectations, estimates and projections of management as of the date of this news release unless otherwise stated. The words “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might”, or “will be taken”, “occur” or “be achieved”, and similar expressions, identify forward-looking statements.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein as well as assumptions: (1) that Kinross will complete the acquisition of 100% of the outstanding common shares of Minera in accordance with the terms and conditions of the Kinross’ agreements with Teck and Anglo; (2) regarding the viability, permitting and development of the Lobo-Marte Project, including, without limitation, the metallurgy and processing of its ore, being consistent with Kinross’ current expectations; and (3) that there will be no significant political developments, whether generally or in respect of the mining industry specifically, in Chile not consistent with Kinross’ current expectations.

The forward-looking information set forth in this news release is subject to various risks and other factors which could cause actual results to differ materially from those expressed or implied in the forward-looking information, including the risk that the acquisition of 100% of the outstanding common shares of Minera will not be completed for any reason. Certain of these risks, factors, estimates and assumptions are described in more detail in Kinross’ most recently filed Annual Information Form in the section entitled “Risk Factors” and the “Risk Analysis” section of our most recently filed Management’s Discussion and Analysis, to which readers are referred and which are incorporated by reference in this news release. In addition, all forward-looking statements made in this news release are qualified by the full “Cautionary Statement” in such Annual Information Form and the “Cautionary Statement on Forward Looking Information” in such Management’s Discussion and Analysis. These risks, factors, estimates and assumptions are not exhaustive. Kinross disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

KINROSS GOLD CORPORATION

Other Information

Where we say “we”, “us”, “our”, the “Company”, or “Kinross” in this news release, we mean Kinross and/or its subsidiaries, as may be applicable.

KINROSS GOLD CORPORATION